June 24, 2021

WRITER’S DIRECT DIAL NUMBER: (213) 830-4255

United States Securities and Exchange Commission

100 “F” Street N.E.

Washington, D.C. 20549

Re:	The Payden & Rygel Investment Group – File Nos. 811-6625, 33-46973, CIK No. 0000885709
(the “Registrant”)

Dear	Mr. Grzeskiewicz,

This letter responds to comments of the of the U.S. Securities and Exchange Commission (“SEC”) staff on Post-Effective Amendment (“PEA”) No. 116 to the Registrant’s registration statement on Form N-1A (“Registration Statement”) under the Securities Act of 1933, as amended (“1933 Act”), and Amendment No. 117 under the Investment Company Act of 1940, as amended (the “1940 Act”), filed pursuant to Rule 485(a)(2) under the 1933 Act on April 29, 2021. PEA No. 116 relates to the establishment of SI Class shares as a new share class of the Payden Limited Maturity Fund and the Payden Global Fixed Income Fund. The SEC staff’s comments were provided by you to Reza Pishva in a telephonic discussion on June 9, 2021.

Comments Applicable to Both Funds

1.	Comment: Please confirm that the fee waiver provision will be in effect for at least one year.

Response:    We confirm that the fee waiver provision will be in effect for at least one year from the opening of the SI Class.

2.

Comment: In response to Item 10 of Form N-1A, the Registrant has disclosed that “each Fund remains liable to Payden for expenses subsidized in any fiscal year up to a maximum of three years from the end of the period in which the expenses were subsidized.” Please confirm that this recoupment period is not more than three years from the date of the specific waiver.

Response:    We can confirm that the start of the “period” is from the date of the specific waiver and that the period during which the Fund remains liable will not run more than three years from the date of the specific waiver.

333 South Grand Avenue • Los Angeles, California 90071 • Tel 213 625-1900

Comments Applicable to the Payden Global Fixed Income Fund:

3.	Comment: Please revise the disclosure to reflect that the Payden Global Fixed Income Fund will invest at least 80% of its assets in a manner to meet the 80% test as required by Rule 35d-1.

Response:  This disclosure has been revised to read as follows:

Under normal market conditions, the Fund invests at least 80% of its total assets in a wide variety of debt instruments and income-producing securities. These include (1) debt securities issued or guaranteed by the U.S. Government and foreign governments and their agencies and instrumentalities, political subdivisions of foreign governments (such as provinces and municipalities), and supranational organizations (such as the World Bank); (2) debt securities, loans and commercial paper issued by U.S. and foreign companies; (3) U.S. and foreign mortgage-backed and asset-backed debt securities; (4) municipal securities, which are debt obligations issued by state and local governments, territories and possessions of the United States, regional governmental authorities, and their agencies and instrumentalities, the interest on which may, or may not, be exempt from Federal income tax; and (5) convertible bonds and preferred stock.

4.

Comment:  Please expressly describe how the Payden Global Fixed Income Fund complies with the SEC statement as put forth forth in Investment Company Act Release No. 24828 (Jan. 17, 2001) at Footnote 42 as its relates to the use of the word “global” in the Fund’s name.

Response:  In its release adopting Rule 35d-1, the SEC stated that the term “global” connotes diversification among investments in a number of different countries throughout the world and that “global” funds are not subject to Rule 35d-1. However, it was noted that the expectation is that investment companies using “global” in their names will invest their assets in investments that are tied economoniclly to a number of different countries throughout the world. The Registrant believes that the following disclosure currently in the prospectus is responsive to this point:

Under normal market conditions, the Fund invests at least 65% of its total assets in debt securities of issuers organized or headquartered in at least three countries, one of which may be the United States. The Fund may invest in debt securities of issuers organized or headquartered in emerging market countries.

Should you have any questions on the foregoing, please contact me at 213-625-1900 or 213-830-4255.

Very truly yours,

The Payden & Rygel Investment Group

Edward S. Garlock

Secretary

333 South Grand Avenue • Los Angeles, California 90071 • Tel 213 625-1900